UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-35289

Burcon NutraScience Corporation
(Translation of registrant's name into English)

1946 West Broadway Vancouver, British Columbia, Canada V6J 1Z2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

EXPLANATORY NOTE

Burcon NutraScience Corporation is furnishing this Amendment No. 1 on Form 6-K/A solely to make certain corrections to the signatory of the version originally filed with the Securities and Exchange Commission on March 1, 2022.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the original Form 6-K, or reflect any events that have occurred after the original Form 6-K was originally furnished.

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	News Release dated March 1, 2022 (incorporated by reference from Exhibit 99.1 of the Registrant's Form 6-K, filed with the Commission on March 1, 2022)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURCON NUTRASCIENCE CORPORATION
(Registrant)

Date: March 1, 2022	By:	/s/ Jade Cheng

Jade Cheng
	Title:	Chief Financial Officer